Exhibit 99.1

TuanChe Announces the Change of Auditor

BEIJING, September 15, 2021 (PRNewswire) – TuanChe Limited (“TuanChe,” “Company,” “we” or “our”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced the Audit Committee and the Board of Directors of the Company dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as its independent registered public accounting firm on September 13, 2021.

In connection with the change of auditor, the Company provides that:

1. the report of PwC on the financial statements of the Company for the years ended December 31, 2020 and 2019 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles; and

2. during the fiscal years ended December 31, 2020 and 2019 and the subsequent interim period through September 13, 2021 , there were no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in connection with its report, or (ii) reportable events as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F except for the material weaknesses related to the Company’s internal control over financial reporting, including (i) lack of sufficient financial reporting and accounting personnel, especially those with U.S. GAAP knowledge, and (ii) lack of formal financial closing policies and effective control over periodic financial closing procedures which resulted into management’s late adjustments at period ends.

On September 13, 2021, the Board of Directors approved the engagement of Marcum Bernstein & Pinchuk LLP (“MBP”) as the Company’s new independent registered public accounting firm for fiscal year ending December 31, 2021, effective immediately. During the Company’s two most recent fiscal years ended December 31, 2020 and 2019, and during the subsequent interim period through September 13, 2021, neither the Company nor anyone on its behalf has consulted with MBP regarding any of the matters described in Item 16F(a)(2)(i) and (ii) of Form 20-F. MBP is aware of the material weaknesses described above and understands it is a reportable event.

The dismissal of PwC and the appointment of MBP have been approved by the Audit Committee and the Board of Directors of the Company on September 13, 2021.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited

Chenxi Yu

Tel: +86 (10) 6398-2942

Email: ir@tuanche.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: tuanche@tpg-ir.com

Yang Song

Tel: +86 (10) 6508-0677

Email: tuanche@tpg-ir.com